                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                  Form 12b-25

                          NOTIFICATION OF LATE FILING
                                                            SEC FILE NUMBER
                                                            0-3132
                                                            ---------------

                                                            CUSIP NUMBER
                                                            867 06 4107
(Check One):                                                ---------------

   X  Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR
  ---

     For Period Ended: December 31, 1998
                       -----------------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:___________________________________________

________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Sunbase Asia, Inc.
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Full Name of Registrant

Pan American Industries, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

19/F, First Pacific Bank Centre, 51-57 Gloucester Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report, transition report on
--- Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     This Amendment amends the Form 12b-25 filed by the Company on April 30, 1999. The Company's auditors have not yet completed the audited consolidated financial statements for the Company's 1998 fiscal year due to the reasons stated previously as well as delays in obtaining the audited financial statements of Southwest Products Company, which, as disclosed in the Company's Form 8-K filing on January 7, 1999, is no longer under the direct management of the Company pursuant to an agreement with the Committee on Foreign Investment in the United States. The Company's auditors have informed the Company that it anticipates completion of the consolidated financial statements by early May, 1999 and the Company anticipates filing the Form 10-K with the Commission shortly thereafter.

                    Attachment to Form 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Roger Li               Country Code 852            2865-1511
     -------------------------   -----------------------   ------------------
              (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d)  of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been
     filed?  If answer is no, identify report(s).              X  Yes ___ No
                                                              ---

(3)  Is it anticipated that any significant change in results
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     of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?     X  Yes ___ No
                                                                 ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:
     ------------




                              Sunbase Asia, Inc.
                  ------------------------------------------
                 (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 1999                       By     /s/ Roger Li
     ----------------------------------        ---------------------------------
                                               Roger Li, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


________________________________________________________________________________


                                   ATTENTION

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

________________________________________________________________________________
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).